UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For August 21, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
     Attached hereto as Exhibit 99.1 is a supplemental proxy statement of Seanergy Maritime Corp. (the “Company” or “Seanergy”).
Where to Find Additional Information
     Seanergy is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed business combination will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). Seanergy’s proxy statement with respect to the proposed business combination contains risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Seanergy to provide to its shareholders proxy materials with respect to the proposed business combination that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC because they contain important information about the Company and the proposed transactions. Copies of the proxy statement and other documents filed by the Company are available at the website maintained by the SEC at www.sec.gov. Copies of such filings also can be obtained, without charge, by directing a request to Seanergy Maritime Corp., c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece +30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komnions (mail@vplaw.gr).
Participants in the Solicitation
     The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed business combination. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement filed with the SEC in connection with the proposed business combination.
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Supplemental Proxy Statement, dated August 21, 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.
By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chief Executive Officer

Dated: August 22, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Supplemental Proxy Statement, dated August 21, 2008

4